UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
(Amendment No. 6)

Under the Securities Exchange Act of 1934

American Pacific Corporation

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

028740108

(CUSIP Number)

Cornwall Capital Management LP
One Rockefeller Plaza, 24th Floor
New York, New York 10020
Attention: Ian D. Haft
(917) 639-5438

With a copy to:

Richard J. Birns, Esq.
Boies, Schiller & Flexner LLP
575 Lexington Avenue, 7th Floor
New York, NY 10022
(212) 446-2300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 15, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 028740108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Cornwall Master LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,141,481 shares of common stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,141,481 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,141,481 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 14.975%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 028740108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Cornwall Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,141,481 shares of common stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,141,481 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,141,481 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 14.975%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

CUSIP No. 028740108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON. Cornwall GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,141,481 shares of common stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,141,481 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,141,481 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 14.975%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 028740108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON. James Mai
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,141,481 shares of common stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,141,481 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,141,481 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 14.975%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

This Amendment No. 6 (this “Amendment”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 12, 2011 (as amended by Amendment No. 1 filed with the SEC on December 6, 2011, Amendment No. 2 filed with the SEC on June 6, 2012, Amendment No. 3 filed with the SEC on September 6, 2012, Amendment No. 4 filed with the SEC on October 29, 2012, and Amendment No. 5 filed with the SEC on November 9, 2012, and hereby, the “Schedule 13D”), with respect to shares of common stock, par value $0.10 per share (the “Shares”), of American Pacific Corporation, a Delaware corporation (the “Company”).  Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D.  This Amendment amends Items 4 and 6 as set forth below.

Item 4.	Purpose of Transaction

Item 4 is amended and supplemented to add the following information for updating as of the date hereof:

As previously disclosed, (a) the Reporting Persons and the Company have been in discussions regarding representation on the Board by one or more persons designated by the Reporting Persons and (b) the Company agreed to grant Cornwall Master a limited and specific, one-time waiver of the advance notice requirements under the Amended and Restated By-laws of the Company (the “By-laws”) for Cornwall Master to provide timely advance notice of nominations of directors; provided that such waiver (i) only extends to November 16, 2012, and (ii) is only applicable to the Potential Candidates (the “Waiver”).

On November 15, 2012, Cornwall Master, in compliance with the By-laws, as modified by the Waiver, delivered to the Vice President, Administration and Corporate Secretary its formal notice of intent to nominate a director at the 2013 Annual Meeting of Stockholders of the Company, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Annual Meeting”) (the “Notice”).  The Notice states that Cornwall Master intends to nominate Ian David Haft for election to the Board of Directors of the Company.

The foregoing description of the Notice in this Amendment is qualified in its entirety by reference to the text of the Notice, which is filed as Exhibit 1 to this Amendment and is incorporated by reference.

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY CORNWALL MASTER LP AND ITS AFFILIATES FROM THE STOCKHOLDERS OF AMERICAN PACIFIC CORPORATION FOR USE AT ITS 2013 ANNUAL MEETING WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS OF AMERICAN PACIFIC CORPORATION AND WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1	Notice, dated November 15, 2012, to the Vice President, Administration and Corporate Secretary of American Pacific Corporation from Cornwall Master LP.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated:           November 16, 2012

CORNWALL MASTER LP

By:	Cornwall GP, LLC, its general partner

	By:	/s/ James Mai
Name: James Mai
Title: Managing Member

CORNWALL CAPITAL MANAGEMENT LP

By:	CMGP, LLC, its general partner

	By:	/s/ James Mai
Name: James Mai
Title: Managing Member

CORNWALL GP, LLC

By:	/s/ James Mai
Name: James Mai
Title: Managing Member

/s/ James Mai
JAMES MAI, individually

Exhibit 1

Cornwall Master LP
One Rockefeller Plaza
24th Floor
New York, New York 10020

VIA FACSIMILE AND UNITED STATES MAIL

November 15, 2012

Attn: Linda G. Ferguson, Vice President, Administration and Corporate Secretary
American Pacific Corporation
3883 Howard Hughes Parkway
Suite 700
Las Vegas, NV 89169
Phone: (702) 699-4126
Fax: (702) 735-4876

Notice to the Corporate Secretary

Cornwall Master LP, an exempted limited partnership organized under the laws of the Cayman Islands (the “Record Holder”), hereby notifies you, pursuant to Section 2.2 of the Amended and Restated By-Laws (the “Bylaws”) of American Pacific Corporation, a Delaware corporation (the “Company”), that it intends to nominate one (1) person for election to the Board of Directors of the Company (the “Board”) at the 2013 Annual Meeting of Stockholders of the Company, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Annual Meeting”).

This letter, including the exhibits and annexes attached hereto, is referred to herein as this “Notice”.  The person the Record Holder intends to nominate for election to the Board at the Annual Meeting is Ian Haft (the “Nominee”).  The Record Holder believes that the Board has fixed the number of directors at twelve (12), with four (4) directors constituting a class with a term ending at the Annual Meeting.  Unless otherwise indicated herein, all statements provided herein are as of the date of this Notice.

The undersigned hereby sets forth the following information as to the Nominee, as described in subsection (a) of the final paragraph of Section 2.2 of the Bylaws, without prejudice to the issue of whether any such information is required to be disclosed to properly nominate the Nominee:

1.
The Nominee is Ian David Haft.  Mr. Haft is 41 years old (December 14, 1970).  The business address of Mr. Haft is One Rockefeller Plaza, 24th Floor, New York, NY 10020.  The residence address of Mr. Haft is.

2.
Mr. Haft’s principal employment is serving as Principal and Chief Operating Officer of Cornwall Capital Management LP, a Delaware limited partnership (“Cornwall Management”) and Vice President of Cornwall GP, LLC, a Delaware limited liability company (the “General Partner”) and CMGP LLC, a Delaware limited liability company (the “IM General Partner”).  Cornwall Management serves as investment manager to the Record Holder and the General Partner serves as the general partner of Cornwall Master. The Record Holder is a private investment fund.  The IM General Partner serves as the general partner of Cornwall Management.

3.
The Record Holder directly beneficially owns and has the power to vote or to direct the vote of 1,141,481 shares of common stock, $0.10 par value per share, of the Company (the “Common Stock”).  Such shares of Common Stock directly beneficially owned by the Record Holder are referred to herein as the “Record Holder Shares”.  Mr. Haft does not beneficially own any shares of the Common Stock.

4.
Further information regarding the Nominee required to be disclosed pursuant to subsection (a)(iv) of the final paragraph of Section 2.2 of the Bylaws is set forth in Exhibit A and Exhibit B hereto.  Annex A hereto sets forth the Nominee’s written consent to serve as a director of the Company if so elected.

In addition to the foregoing, the undersigned sets forth the following information described in subsections (b), (c), and (d) of the final paragraph of Section 2.2 of the Bylaws, without prejudice to the issue of whether any such information is required to be disclosed to properly nominate the Nominee:

1.
The name of the stockholder giving this Notice is Cornwall Master LP.  The business address of the Record Holder, as we believe it appears on the Company’s books, is One Rockefeller Plaza, 24th Floor, New York, NY 10020.

2.	The Record Holder represents that it is the direct beneficial owner of the Record Holder Shares, which are all entitled to vote at the Annual Meeting.

3.	Neither the Record Holder nor any Stockholder Associated Person (as defined in Section 1.9 of the Bylaws) has entered into any Relevant Hedge Transaction (as defined in Section 1.9 of the Bylaws).

4.	Neither the Record Holder nor any Stockholder Associated Person directly or indirectly beneficially owns any Derivative Instrument (as defined in Section 1.9 of the Bylaws).

5.
Neither the Record Holder nor any Stockholder Associated Person beneficially owns any rights to dividends on the shares of the Company that are separated or separable form the underlying shares of the Company.

6.
Other than the Record Holder Shares (as described above), neither the Record Holder nor any Stockholder Associated Person has any proportionate interest in shares of the Company or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such person is a general partner or, directly or indirectly, beneficially owns an interest in a general partner.

7.
The General Partner (and, indirectly, the holders of pecuniary interests in the General Partner) is entitled to a performance-related fee of a portion of profits from investments held by the Record Holder (i.e., a carried interest fee), which investments include the Record Holder’s interest in the Company.  Other than such performance-related fee, neither the Record Holder nor any Stockholder Associated Person is entitled to any performance-related fees (other than an asset-based fee) based on any increase or decrease in the value of shares of the Company or Derivative Instruments, including without limitation any such interests held by members of such person’s immediate family sharing the same household.

In addition to the foregoing, the undersigned sets forth the following information without prejudice to the issue of whether any such information is required to be disclosed to properly nominate the Nominee:

The Record Holder represents that (i) it is the holder of record of 952,036 shares of Common Stock and (ii) it intends to appear in person or by proxy at the Annual Meeting to nominate the Nominee.

The Record Holder believes that the Nominee has the highest personal and professional integrity, demonstrated exceptional ability and judgment, broad experience in business, finance, or administration, ability to serve the long-term interests of the Company’s stockholders, sufficient time to devote to the affairs of the Company, and will contribute to the Company’s overall corporate goals.

The Record Holder believes that (i) the Nominee meets the criteria in the Company’s Standards of Business Conduct and will comply with the standards set forth therein while serving as a director; (ii) the Nominee will satisfy the audit committee independence requirements and any other applicable audit committee membership requirements, in each case, of the Sarbanes-Oxley Act of 2002 and the regulations thereunder, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules promulgated thereunder by the Securities and Exchange Commission (the “SEC”), and the rules of The Nasdaq Stock Market LLC (“NASDAQ”), subject to such exceptions and cure periods as otherwise allowed thereunder, (iii) without limiting the foregoing and except as otherwise allowed under such foregoing rules, the Nominee is independent of the management of the Company, both directly and indirectly, and free from any relationship that would interfere with the exercise of his independent judgment as a member of the Board or any committee of the Board, and (iv) the Nominee will not receive any compensation, directly or indirectly, from the Company or any subsidiary thereof other than in his capacity as a member of a committee of the Board, the Board, or as otherwise permitted by NASDAQ and/or SEC rules.

We trust that this Notice complies in all respects with the Articles, Bylaws and applicable law.  If the Company believes this Notice is incomplete or otherwise deficient in any respect, please contact us immediately so that any alleged deficiencies may be promptly addressed.  We note that pursuant to a letter dated October 26, 2012 from C. Keith Rooker for the Board, the Company granted the Record Holder a limited and specific one-time waiver of the advance notice requirements under Section 2.2 of the Bylaws for the Record Holder’s submission of nominations to the Board for Mr. Haft subject to the Record Holder submitting such nomination before Friday, November 16, 2012 at 5:00 pm Pacific Time.  We note that this Notice is being submitted prior to such time.

If the Company would like the Record Holder or the Nominee to furnish any other information, please let us know as soon as possible.  Annex B contains the Nominee’s consent for the Company to run a background check in connection with his appointment to the Board.

If this Notice shall be deemed for any reason by a court of competent jurisdiction to be ineffective with respect to the nomination of the Nominee at the Annual Meeting, or if the Nominee shall be unable to serve for any reason, then in addition to any other rights or remedies the Record Holders may have, this Notice shall continue to be effective with respect to any replacement nominee selected by the Record Holders.

[Signature page follows.]

Sincerely,

CORNWALL MASTER LP

By:           Cornwall GP, LLC,
its general partner

/s/ James Mai_____________________
Name: James Mai
Title: Managing Member

Exhibit B

Ian Haft

Mr. Haft has served as Principal and Chief Operating Officer of Cornwall Capital Management LP, an investment fund where he is part of a team responsible for managing greater than $400 million in assets, since 2009.  Mr. Haft served as the Chief Financial Officer of Cornwall Capital previously and the current Chief Financial Officer reports to Mr. Haft.  Prior to joining Cornwall Capital, between 2008 and 2009, Mr. Haft was a Principal at GenNx360 Capital Partners, a private equity fund, where he focused on investments related to specialty chemicals and materials and components to industrial machinery.  Prior to that, Mr. Haft was a Vice President at ACI Capital Co., LLC, where he focused on middle market leveraged buyouts and growth equity investments on behalf of two private equity funds, from 2002 to 2008 (he was promoted from Senior Associate in 2004).  Mr. Haft began his career at The Boston Consulting Group in 1993 and also spent time at Merrill Lynch & Co. and The Blackstone Group before joining ACI Capital in 2002.  Mr. Haft received a BA from Dartmouth College and a JD/MBA from Columbia University where he was a Senior Editor on the Columbia Law Review.